Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036, USA Tel: +1 212 751 5700 Fax: +1 212 759 9133 www.bakernet.com

September 5, 2006

Brigitte Lippmann, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 - 7010

Re: General Steel Holdings, Inc.
Registration Statement on Form S-1 (No. 333-133821)

Dear Ms. Lippmann:

General Steel Holdings, Inc. (the “Company”) has requested that we respond to the Staff’s comment letter, dated July 14, 2006 (“July 14 Comments”), relating to the Company’s Amendment No.1 to the Registration Statement on Form S-1 (No. 333-133821) filed on June 23, 2006 (the “Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Commission staff for the timely response to the Company’s request for comments.

The Company is submitting herewith Amendment No. 2 to the Registration Statement marked to show changes to the Amendment No. 1 to the Registration Statement in response to the Staff’s July 14 Comments and certain other modifications. The Company has complied to the best of its ability with the Staff’s comments. The Company has responded to all of the Staff’s comments either by amending the Registration Statement or by providing supplemental information as set forth herein.

If possible, the Company respectfully requests any further comments on the Company’s responses and the revised draft as soon as the Commission deems practicable.

The Company’s responses to the Staff’s July 14 Comments are as follows:

General

1.
Please update your financial statements and all related disclosures to reflect the period ended June 30, 2006 if such results are available. If such results are not available and not required, please update your financial statements and all related disclosures to reflect the period ended March 31, 2006. Please ensure that the interim financial statements you provide, fully comply with current and prior accounting comments.

The Company has updated its financial statements and all related disclosures to reflect the period ended June 30, 2006.

2.
In light of the prior and anticipated change to previously issued financial statements, it appears to us that you should identify the appropriate financial statements as “restated” and provide all required disclosures as well as a reference in the auditors’ report.In addition, please tell us what consideration you have given to amending your exchange act reports.

The Company has identified the appropriate financial statemetns as “restated” and provided all required disclosures as well as a reference in the auditor’s report. The Company intends to amend all the exchange act reports which are impacted by such restatement.

3.
Please file a marked copy of Amendment No. 1 on EDGAR. Please also note that you must file a marked copy of each future amendment that shows the changes you have made to your registration statement, as well as an unmarked copy. See Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

Pursuant to your instructions, the Company filed on July 31, 2006 a marked copy of Amendment No.1 on EDGAR and the Company will file on EDGAR a marked copy, of each future amendment that shows the changes made in the Registration Statement as well as an unmarked copy. Between the time the Company filed the original Registration Statement on Form S-1 on May 4, 2006 and the filing of Amendment No.1 on June 23, 2006, the Company changed its Edgar agent. Due to this change of EDGAR agent and the incompatibility of the formats used by the old and the new EDGAR agents, the Company experienced technical difficulties producing an EDGAR version of the marked copy of the Amendment No. 1 to the Registration Statement.

4.
Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We will provide you with marked copies of the amendment to expedite your review. This cover letter keys our responses to each of the Staff’s comments.

5.
Your response to prior comment 1 indicates that the selling security holders are not at market risk for the common stock they purchased from you because of the put right. We consider a private placement to be complete, and therefore a resale registration appropriate, only where the purchaser is at market risk with respect to the security. Therefore, you should revise the prospectus to clearly state that all of the selling security holders are underwriters. Alternatively, you could wait to register these shares until after the exercise date for the put has passed.

We have added on page 18 of the prospectus that the selling security holders may be deemed to be underwriters to the extent they sell any of the Company’s securities pursuant to the prospectus. We believe, however, that it may not be completely correct to state that the selling security holders are not at risk for the common stock they purchased from the Company in the September 2005 private placement because of the put right granted to them. The put right provides a guarantee against market swings only to the extent the Company will be in a position to fulfill its obligations under the put right. For example, the put right does not provide any guarantees against risks of bankruptcy or default of the issuer, which for issuers with a limited operating history such as the Company is not an uncommon occurrence. In addition, the put right does not protect the purchasers against any Chinese laws or regulations that may impede the issuer’s fulfillment of its obligations under the put right granted in the September 2005 private placement, such as foreign exchange or capital flows controls. As a result, the selling security holders are still taking financial risks in connection with their investment in the Company’s common stock.

6.
The warrant agreement you filed as an exhibit states that the warrants may be exercised in full or in part at the option of the holder at any time. Please clarify your disclosure throughout the prospectus, if true, to state that the warrants can be exercised on or prior to the first anniversary date at $2.50 per share and on or after the second anniversary date at $5.00 per share. Also explain the difference between the Class A and Class B warrants, since it appears from the warrant agreement that there is no difference.

Each investor was given two identical warrants with each share purchased, granting the warrant holders the right to purchase in the aggregate up to a maximum additional 2,353,330 shares of the Company’s common stock. Each warrant entitles its holder to one share of the Company’s common stock upon exercise. The warrants may be exercised on or before the second anniversary date, namely, on or before September 18, 2007 at 5:00 p.m., at an exercise price of $2.50 per share or after the second anniversary date but on or before the third anniversary date, namely, on or before September 18, 2008, at 5:00 p.m. at an exercise price of $5.00 per share. The number of shares attached to the warrants will be adjusted due to dividends and changes in the capital stock structure of the Company. We have revised the Registration Statement throughout to reflect this clarification.

Registration Statement Cover Page

7.	Our previous comment letter mailed to Zuo Sheng Yu in care of Incorp Services Inc. was returned to us. Please update your agent for service information.

The mailing address for the Company’s agent for service of process in the state of Nevada, InCorp Services Inc., has recently changed. We have reflected this change of address on the cover page of the Amendment No. 2 to the Registration Statement. We have contacted InCorp Services Inc. to alert them about the receipt of future letters from the Commission.

Prospectus Summary, page 4

8.
We reissue prior comment 8. Please shorten your disclosure on pages 4-6 of the prospectus summary. For example, information under Overview is repetitive of information under History. Also, it seems that much of the information under History can be moved to the Business section of the prospectus.

In response to this Staff’s comment, we have shortened and simplified the description of the Company and the Company’s business in the prospectus summary section of the prospectus.

Overview, page 4

9.
We note your response to prior comment 10. It is still very difficult to understand your business based on your revised description. Please clarify in this section that General Steel Holdings only owns approximately 70% of Daquizhang Metal. Also provide your response to prior comment 10 regarding the other minority shareholders in this section.

We have clarified the description of the Company’s business. In response to your prior comment 10, the disclosure regarding the minority shareholders was previously moved to page 39 of the Amendment No. 1 to the Registration Statement, as this description was too lengthy to fit in the Prospectus Summary section and we have included a cross-reference to the place of such information. We have clarified on page 4 of the prospectus that General Steel Investment Co., Limited (“General Steel Investment”), a wholly owned subsidiary of the Company, only owns approximately 70% of Daquizhang Metal. As previously indicated and as stated on page 39 of the Amendment No. 1 to the Registration Statement, the remaining 29.87% owners of Daqiuzhuang Metal are as follows:

Name	Ownership Percentage
Inner Mongolia Trading Material Co., Ltd.	7.57%
Inner Mongolia Jin Xin Economic and Trading Co., Ltd.	7.57%
Tangshan Tian Yuan Co., Ltd.	3.78%
Zibo Zhoucun Jin Zhou Supply Materials Co.,Ltd.	1.51%
Qufu Erqing Industrial Supply and Sales Co., Ltd.	1.51%
Gansu Baosheng Co., Ltd.	1.51%
Dezhou Hexi Machinery Co., Ltd.	1.51%
Linyi Guilong Supply Materials Co., Ltd.	1.51%
Gaomi Xinfeng Supply Materials Co., Ltd.	1.26%
Lanzhou Northern Petrochem Metal Material Co., Ltd.	1.26%
Kunming Erqing Industrial Supply and Sales Co., Ltd.	0.88%

Total	29.87%

10.
We note your response to prior comment 10. However, your disclosure is still difficult to understand. Please revise in plain English. Also disclose that Daqiuzhuang is a Sino-foreign joint venture with an operating term that ends on June 24, 2004.

•	Clarify the relationship among Tianhin Long Yu Trading Material Co., Ltd. Mr. Yu Zuo Sheng, and name the other 10% owners.

•	Clarify the relationship between Tianhin Long Yu Trading Material Co., Ltd. and Yang Pu Capital Automotive Investment Limited.

•	Identify the 29% owners of Daquizhang Metal.

•	Describe the relationship between Daquizhang Metal and Baotou Steel.

The responses to the questions you raised above is as follows:

a. Daqiuzhuang Metal started its operation in 1988 and was corporatized under its current form on August 18, 2000 in Jinghai County, Tianjin City, Hebei Province, China. Daqiuzhuang Metal is a Sino-foreign joint venture with an operating term that will expire on June 24, 2024, at which point the Company expects to file a request for an extension of the term permitted under the then applicable laws. General Steel Investment, a wholly owned subsidiary of the Company, owns approximately 70% of the share capital of Daqiuzhuang Metal.

b. Tianjin Long Yu Trading Material Co., Ltd. mainly engages in purchasing and distributing steel materials. Mr. Zuo Sheng Yu, the Chairmand and Chief Executive Officer of the Company, is the owner of 90% of the share capital of Tianjin Long Yu Trading Materials Co., Ltd. The remaining 10% of Tianjin Long Yu Trading Material Co., Ltd.’s share capital are owned by two other individual investors, namely, Mr. Liu Yu Wen and Mr. Han Wen Chun who respectively own 5.03% and 4.97% of the share capital of Tianjin Long Yu Trading Materials Co., Ltd. We have deleted from the prospectus the disclosure on Tianjin Long Yu because there are no dealings between Tianjin Long Yu and the Company. We believe that any disclosure on Tiajin Long Yu is irrelevant and immaterial to the Company’s investors.

c. Tianjin Long Yu Trading Materials Co., Ltd. and Yang Pu Capital Automotive Investment Limited are all ultimately controlled by the Company’s Chairman and Chief Executive Officer, Mr. Zuo Sheng Yu.

d. As indicated in our response to comment 9 above, the minority shareholders of Daqiuzhuang Metal are as follows:

Name	Ownership Percentage
Inner Mongolia Trading Material Co., Ltd.	7.57%
Inner Mongolia Jin Xin Economic and Trading Co., Ltd.	7.57%
Tangshan Tian Yuan Co., Ltd.	3.78%
Zibo Zhoucun Jin Zhou Supply Materials Co.,Ltd.	1.51%
Qufu Erqing Industrial Supply and Sales Co., Ltd.	1.51%
Gansu Baosheng Co., Ltd.	1.51%
Dezhou Hexi Machinery Co., Ltd.	1.51%
Linyi Guilong Supply Materials Co., Ltd.	1.51%
Gaomi Xinfeng Supply Materials Co., Ltd.	1.26%
Lanzhou Northern Petrochem Metal Material Co., Ltd.	1.26%
Kunming Erqing Industrial Supply and Sales Co., Ltd.	0.88%

Total	29.87%

e. There are no ownership relationships between Daqiuzhuang Metal Sheet Co., Ltd. and Baotou Steel. All dealings between Daqiuzhuang Metal and Baoutou Steel are at arms’ length.

Our Recent Strategic Alliance, page 6

11.
Note 20 to your audited financial statements refers to an approval of the Local Chinese authority that must be obtained before contributions are made to capitalize the joint venture. Please disclose the necessity and nature of this approval. Disclose that the company has not received the approval, and explain why, if you know, the company has not yet received approval, since the agreement was signed in September 2005.

Pursuant to the joint venture agreement, Baotou Steel will contribute land, existing equipment, materials and existing business to the joint venture company, whereas General Steel Investment and Daqiuzhuang Metal will each contribute cash capital. The completion of this transaction is subject to the provision by Baotou Steel of relevant financial statements and an independent appraisal of the assets contributed to the joint venture to both General Steel Investment and Daqiuzhuang Metal, which have not been produced thus far. In addition, China's State Assets Supervision and Administration Committee will need to assign an independent appraisal firm to perform an appraisal of the assets contributed by Baotou Steel. At this time, we are still waiting for the Chinese government to appoint an appraisal firm to complete the appraisal and the project evaluation process. As a result, the Company is not in a position to determine the amount of the cash capital General Steel Investment and Daqiuzhuang Metal will be required to contribute to the joint venture company. The Company is working to encourage relevant parties to provide the requisite documentation and initiate the needed procedures. However, if the relevant documents cannot be produced and the required procedures cannot be undertaken within a reasonable amount of time, the Company is prepared to terminate the joint venture agreement. We have further revised the prospectus to reflect the above disclosure.

12.	Under Capital Contribution, disclose how much cash the company plans to contribute.

As indicated in our response to Staff’s comment #11, the Company is not in a position to determine how much cash the Company will need to contribute to the joint venture and the Company may terminate this joint venture effort if the relevant documents cannot be produced and the required procedures cannot be undertaken within a reasonable amount of time.

13.	Under Ownership, clarify what percentage ownership General Steel will have of Daqiuzhuang Metal’s 20% ownership.

Since General Steel Investment, a wholly owned subsidiary of the Company, is the owner of approximately 70% of the share capital of Daqiuzhuang Metal, General Steel Investment would indirectly own approximately 14% of the share capital of the joint venture company through Daqiuzhuang Metal.

About Our Recent Private Placement, page 7

14.
Disclosure in this section is still unclear. You state that you offered 3,333,333 shares of common stock, but that you sold 1,176,665 shares at $1.50 “per unit.” Further, this registration statement covers 3,529,995 shares of common stock. Please clarify the amount and type of securities that you sold. If you offered units, please identify the securities that made up the units. Please also revise the discussion under “History” and elsewhere in your prospectus where this disclosure appears.

On September 18, 2005, the Company entered into certain subscription agreements (the “Subscription Agreements”) with certain investors pursuant to which the Company sold an aggregate of 1,176,665 shares of its common stock, in a private placement under Rule 506 under the Securities Act at a purchase price of $1.50 per share.

Each investor was given two identical warrants with each share purchased, granting the warrant holders the right to purchase in the aggregate up to a maximum additional 2,353,330 shares of common stock of the Company. Each warrant entitles its holder to one share of common stock of the Company upon exercise. The warrants can be exercised on or before the second anniversary date, namely, on or before September 18, 2007 at 5:00 p.m., at an exercise price of $2.50 per share or after the second anniversary date but on or before the third anniversary date, namely, on or before September 18, 2008, at 5:00 p.m. at an exercise price of $5.00 per share. The number of shares attached to the warrants will be adjusted due to dividends and changes in the capital stock structure of the Company.

Pursuant to a put right granted to the investors, the investors may request the Company to repurchase part or all of the 1,176,665 shares of the common of stock of the Company on March 18, 2007 (the “Repurchase Date”) at a price of $1.95 per share. If an investor would elect to put the shares back to the Company on the Repurchase Date, such investor must notify the Company 60 days before the Repurchase Date. The put right is only available to those investors who entered into the Subscription Agreements with the Company and is not transferable to any subsequent purchasers of these shares of common stock.

Under this private placement, the Company raised $1,765,000 in the aggregate, with a net proceeds of $ 1,606,150 after deducting $158,850 paid for commissions.

15.	Please clarify that the put right does not transfer if the original shareholder sells the common stock.

We have further revised the Registration Statement to reflect that the put right was not transferable to subsequent purchasers of the shares and that the put right was only available to those investors who signed the Subscription Agreements with the Company.

Risk Factors, page 8

16.
We reissue prior comment 13. Some risk factors include language like “we cannot assure you” or “there can be no assurance.” Since the risk factors should set forth the potential risk and not your inability to assure or guarantee, please revise.

We have further revised the “Risk Factors” section to comply with this comment.

17.
We reissue prior comment 14. Please avoid language in risk factors like “material adverse impact,” “materially and adversely affected,” “adversely affect” or “negatively affected.” Instead, please state what the specific impact will be on your financial condition or results of operations.

We have further modified the “Risk Factors” section to comply with this comment.

18.	We note your response to prior comment 15. Please add risk factors addressing the following:

•	If material and failure to pay would create hardships for the company, quantify the annual amount the company is required to transfer to statutory reserves and to the joint venture.

•
Quantify your loans outstanding and disclose that your bank loans are due on demand or normally within one year. Discuss the risk that you would not be able to repay or refinance the loans on demand and the impact that would have on your operations and financial position.

The put right granted to the investors in the September 2005 private placement does not create an obligation for the Company to transfer funds to statutory reserves. The Company nonetheless contributes to its surplus reserve fund, common welfare fund and other funds that the government may require from time to time.

To address the comment raised in the second bullet point above, we have added the following risk factor on page 13 of the Registration Statement:

We depend on bank financing for our working capital needs.

We have various financing facilities amounting to approximately US$36 millions, of which all are due on demand or within one year. So far, we have not experienced any difficulties in repaying such financing facilities. However, we may in the future encounter difficulties to repay or refinance such loans on time and may face severe difficulties in our operations and financial position.

Selling Shareholders, Page 18

19.	We reissue prior comment 19. Please update the information in the table as of the most recent practicable date and revise footnote (1). Currently the information is dated June 30, 2005.

There has been no change since June 30, 2005. We have changed the date to reflect the fact that the information set forth in the chart is current as of August 21, 2006.

20.
We note your response to prior comment 20. In the table, please also state the amount and the percentage (if 1% or more) of the class to be owned by each selling shareholder after the offering. See Item 507 of Regulation S-K.

We have updated the tabular disclosure to provide the amount and the percentage of the shares of common stock to be owned by each selling shareholder after the offering.

21.
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act securities and includes securities that are convertible into common stock at the owner’s option within 60 days. Therefore, please revise to clarify that the shares outstanding and the shares underlying the warrants are all securities owned prior to the offering.

We have revised the chart to provide the sum of the shares outstanding and the shares underlying the warrants, assuming full exercise of the warrants, and provided appropriate notations providing the reasons for the inclusion of the shares underlying the warrants are securities owned prior to the offering.

22.
We note your response to prior comment 23. Please name all natural persons who share beneficial ownership with Matlin Patterson Global Opportunities Partners II L.P. and Matlin Patterson Global Opportunities Partners (Caymans) II L.P.

Mark Patterson is the Chairman of Matlin Patterson Asset Management LLC, which manages Matlin Patterson Global Opportunities Partners L.P. As a result, Mark Patterson shares beneficial ownership with Matlin Patterson Opportunities Partners II L.P. and Matlin Patterson Global Opportunities Partners (Caymans) II L.P. We have added footnote (3) to the tabular disclosure.

Our Recent Private Placements, page 19

23.
We note your response to prior comment 24. Under paragraph 3 under “Recent Sales of Registered Securities” in Part II of the registration statement, please disclose the exemption from registration for which all sales in the private placement would qualify and that you relied upon. Also disclose the facts necessary to support the exemption you relied upon.

The Company was able to rely on Rule 506 to complete the September 2005 private placement, as it obtained representations from all the investors participating in the September 2005 private placement that they were accredited investors within the meaning of Rule 501. We have revised the third paragraph under “Recent Sales of Registered Securities” in Part II of the Registration Statement accordingly.

Certain Relationships and Related Transactions, page 23

24.
Clarify, in the prospectus, the nature of your transaction with Yang Pu Automotive. Your disclosure states that the company issued Yang Pu a note, suggesting that the company borrowed from Yang Pu; your supplemental response to prior comment 29 and the third paragraph of this section say that Yang Pu borrowed from the company.

Yang Pu Automotive Investment Limited, a related party, issued on November 15, 2005 a note to the Company in the amount of RMB 24,000,000, translating to $2,976,000, for one year with an interest rate at 7% and due at maturity. Yang Pu Automotive Investment Limited is 100% indirectly owned by Mr. Zuo Sheng Yu, Chairman and Chief Executive Officer of the Company.

25.
We note your response to prior comment 30. Please disclose the date of issuance for the short-term loan from Golden Glister Holdings Limited in this section of the prospectus. Since the amount outstanding on this loan was $990,000 as of December 31, 2004, it does not appear that the correct issuance date is July 13, 2005.

The Company received a cash advance from Golden Glister and the Company has not entered into any loan agreement with respect to this amount. The Company did carry a $990,000 balance as of December 31, 2004, but subsequently paid it off in February 2006, and borrowed again on July 13, 2005. The Company used the amount advanced from Golden Glister to pay for professional fees including legal and accounting fees and investors relation charges. Currently, the Company does not owe any money to Golden Glister. Golden Glister Holdings Limited is incorporated in the territory of the British Virgin Islands, of which the Company’s Chairman and Chief Executive Officer, Zuo Sheng Yu, is the majority shareholder.

Security Ownership of Certain Beneficial Owners and Management…, page 24

26.
We reissue prior comment 32. Please update the table as of the most recent practicable date. Even if the information as of the most recent practicable date is the same as the information on December 31, 2005, please revise the date. See Item 403 of Regulation S-K.

We have revised the date of the chart to reflect the fact that this information is current as of August 21, 2006 and we have also added the other most highly paid executive officer pursuant to Item 403 of Regulation S-K.

27.
We reissue prior comment 33. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act securities and includes securities that are convertible into common stock at the owner’s option within 60 days. It appears that Matlin Patterson Global Opportunities Partners II L.P. is a 7.06% beneficial owner based on the selling shareholder table. Please disclose all 5% or greater shareholders in this section.

We have added Matlin Patterson Global Opportunities Partners II LP to the beneficial ownership chart. Except for the investors listed in the beneficial ownership chart, the Company does not have any other 5% or greater shareholders.

Description of Share Capital, page 25

28.	We reissue prior comment 34. Please describe the warrants issued in connection with the subscription agreements and the put rights attached to the common stock.

We have added to the “Description of Share Capital” section of the prospectus a description of the warrants and put rights attached to the common stock issued in our September 2005 private placement.

MD&A - Liquidity and Capital Resources, page 33

29.
We have reviewed your response to prior comment 35. Please revise your filing to include a more comprehensive description of the terms and conditions of your bank loans, including the renewal process, your intentions regarding renewal and the potential consequences if they are not renewed. In addition, since you regularly have a significant outstanding amount due to the related party and it has no due date, it appears to us that this amount should be included in your tabular presentation of contractual obligations or in a footnote thereto. It also appears to us that your redeemable stock should be included in your tabular presentation of contractual obligations at its redemption amount. Refer to Release No. 33-8350.

(a) Outstanding bank loans

The Company has several Renminbi-denominated revolving credit facilities with the banks in China, including Bank of China, Agricultural Bank of China, China Construction Bank, Shanghai Pudong Development Bank and China Merchants Bank. All of the facilities are short-term loans repayable within one year. The lending banks may increase, reduce and/or cancel the facilities by its sole discretion and may accelerate the repayment date upon our default.

When the maturity of a loan is approaching, the Company will prepare necessary documents and file applications two months prior to the maturity date and pay off the due amounts with new loans. The interest rate will change by a certain percentage at refinancing. Based on the Company’s credit history and healthy financial position along the years, the Company’s loans have never been revoked by any bank so far. The Company’s management pays close attention to any changes in the loan amounts, current ratio and interest rate. Moreover, the Company’s management would actively pursue other financing channels such as issuance of new stocks and convertible bonds in case the short-term nature of the Company’s loans restricted its financial needs.

As of December 31, 2005, the outstanding loan balance under the Bank of China facility was RMB9 million ($1,116,000), at an interest rate of 6.138% per annum. This facility is secured by Daqiuzhuang Metal’s equipment and property.

As of December 31, 2005, the outstanding loan balances under the Agricultural Bank of China facilities were RMB81.2 million ($10,068,800), at various interest rates ranging from 6.975% to 7.533% per annum. These facilities are guaranteed by an unrelated party and secured by Daqiuzhuang Metal’s property and equipment.

As of December 31, 2005, the outstanding loan balances under the China Construction Bank facilities were RMB13.5 million ($1,674,000), at an interest rate of 7.4604% per annum. These facilities are secured by Daqiuzhuang Metal’s properties.

As of December 31, 2005, the outstanding loan balances under the Shanghai Pudong Development Bank facilities were RMB50 million ($6.2 million), at various interest rates ranging from 6.417 % to 6.696%. These facilities are guaranteed by an unrelated third party.

As of December 31, 2005, the outstanding loan balances under the China Merchants Bank facilities were RMB65 million ($8.06 million), at various interest rates ranging from 5.859% to 5.86%. These facilities are guaranteed by an unrelated third party.

The Company will maintain its current indebtness position and manage to refinance all credit facilities at the end of their terms. So far, the Company has not experienced any difficulties repaying such financing facilities.

(b) Advances from Golden Glister

The amount the Company received from Golden Glister is an advance from Golden Glister and the Company has not entered into any loan agreement with respect to this amount. Currently, the Company does not owe any money to Golden Glister. Therefore, the Company is not including the amount received from Golden Glister, which the Company has repaid, in the tabular presentation of the contractual obligations.

Additional Information, page 43

30.
We reissue prior comment 41. Delete the language that statements contained in the prospectus as to the contents of any contract or other document “are not necessarily complete” and are “qualified by reference.” Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements “are not necessarily complete,” disclose that all material provisions of the agreement, contract or other document are discussed in the prospectus.

We have deleted the statements contained in the prospectus as to the contents of any contract or other document “are not necessarily complete” and are “qualified by reference.”

Financial Statements

Consolidated Balance Sheets, page 50

31.
We have reviewed your response to prior comment 42. Due to the fact that the advances on equipment purchases relate to non-current assets, it remains unclear to us why including them in current assets is appropriate or complies with ARB 43 Chapter 3 Section A(6). Please revise.

The Company has revised its balance sheet to classify advance on equipment purchases as other assets.

Consolidated Statements of Cash Flows, page 53

32.
We have reviewed your response to prior comment 43. In order for us to more fully understand how your consolidated statements of cash flows comply with SFAS 95, please provide us a comprehensive description of how and why related party borrowings are used in your operations and why changes in restricted cash are classified as operating rather than investing cash flows. In addition, based on the disclosure in note 12 that deposits due to sales representatives are required to be fully returned to sales agent once the agreement is terminated, it’s not clear to us why you believe they are similar to customer deposits or why they would not be more appropriately classified, on a gross basis, as investing cash flows.

The Company’s cash are mostly maintained in China and in RMB. It is not convenient for the Company to make a payment in foreign currency to its venders outside of PRC due to PRC government currency control policy. Therefore, in order to pay its oversea venders on time, the related party makes the payments to the vender from its foreign bank account on the company’s behalf and then receives reimbursement later. The expenses are all related to regular business operations; therefore, the Company believes its classification to include it in operating activities is appropriate.

The Company has revised the Statements of Cash Flows to include restricted cash in investing cash flows.

The Company has revised the Statements of Cash Flows to include sales due to sales representatives in investing cash flows and presented on a gross basis.

Note 1 - Background, page 54

33.
We note your response to prior comment 44 as well as your updated disclosures. Please revise: to disclose that you have obtained a new business license which provides for a 20-year operating term for Daqiuzhuang Metal Sheet Co., Ltd.; to disclose what may occur at the end of that term; and to disclose and discuss the rights of the 30% minority shareholders. In addition, please note that on page 54 you state that the stockholders of General Steel own approximately 96% of the Company, but on page 4 you state that the stockholders of ACC own this percentage. Please correct the disclosure on page 4.

American Construction Company is the same as General Steel Holdings, Inc. and the Company changed its name from American Construction Company to General Steel Holdings, Inc. on March 7, 2005. At the time of reverse acquisition, the Company’s name was American Construction Company. The Company has revised its disclosure in prospectus and Note 1 as follows:

Note 1 - Background

On March 7, 2005, General Steel Holdings, Inc. (the Company) formally changed its name from American Construction Company to General Steel Holdings, Inc. The Company through its subsidiary in China principally engages in the manufacturing of hot rolled carbon and silicon steel sheets which are mainly used on tractors, agricultural vehicles and in other specialty markets.

The Company was originally established on August 5, 2002 for the purpose of commencing the business of general construction contracting. It is the Company’s objective to provide to its customers timely and durable construction of their residential and commercial needs. We established our subsidiary for the purpose of achieving our above stated objectives in Saskatchewan, Canada. We established our subsidiary to enter the residential and commercial construction industry in this market.

To accomplish the above objective the founder of our company, Jeff Mabry established American Construction Company (a Nevada company) on August 5, 2002. American Construction Company then established its subsidiary, West Dee Construction Ltd. (a Saskatchewan, Canada Company) on August 8, 2002 by purchasing 100 shares from its treasury.

On October 14, 2004, American Construction Company and General Steel Investment Co., Ltd (General Steel) and Northwest Steel Company, a Nevada corporation, entered into an Agreement and Plan of Merger (the “Agreement”) pursuant to which American Construction Company acquired General Steel, and it’s 70% ownership in its subsidiary Daqiuzhuang Metal Sheet Co., Ltd (Daqiuzhuang Metal) in exchange for shares of the Company’s common stock, of which 22,040,000 shares are a new issuance by the Company, and 7,960,000 shares are from certain shareholders of the Company, which in aggregate, constitute 96% of the total issued and outstanding shares of the Company.

Under the terms of the Agreement, General Steel will remain a 100% owned subsidiary of the Company. The transaction contemplated by the Agreement was intended to be a “tax-free” reorganization pursuant to the provisions of Section 351 and 368(a) (1) (A) of the Internal Revenue Code of 1986, as amended. The stockholders of General Steel, as of the closing date of the merger own approximately 96% of the Company’s common stock outstanding as of October 15, 2004 (excluding any additional shares to be issued on outstanding options, warrants and other securities convertible into common stock).

The accounting for these transactions is identical to that resulting from a reverse-acquisition, except that no goodwill or other intangible assets is recorded. Accordingly, the financial statements of General Steel Investment Co., Ltd are the historical financial statements of the Company, formerly the operations of Daqiuzhuang Metal Sheet Co., Ltd.

Based on the Company’s Plan of Merger with General Steel Investment Co., Ltd., the Board of Directors determined to change the Registrant’s fiscal year end from January 31 to December 31.

The Company through its subsidiary Daqiuzhuang Metal principally engages in the manufacturing of hot rolled carbon and silicon steel sheets which are mainly used on tractors, agricultural vehicles and in other specialty markets. The Company sells its products through both retailers and wholesalers.

Daqiuzhuang Metal Sheet Co., Ltd. was established on August 18, 2000 in Jinghai county, Tianjin city, Hebei province, the People’s Republic of China (PRC). The Articles of Corporation provides for a 10 year operating term beginning on August 18, 2000 with registered capital of $ 9,583,200. The Company is a Chinese registered limited liability company with a legal structure similar to a limited liability company organized under state laws in the United States of America. There is no discriminatory provision for the minority shareholders and the 30% shareholders will receive their distribution of retained earnings according to their ownership percentage in Daqiuzhuang Metal.

Tianjin Long Yu Trading Material Co., Ltd was the majority owner with 71% of ownership interest. Tianjin Long Yu Trading Material Co., Ltd was incorporated in 2000 in Tianjin Municipality, Daqiuzhuang County; P.R.China. Mr. Zuo Sheng Yu has 90% of ownership interest in Tianjin Long Yu Trading Material Co., Ltd.

During January 2004, upon the board directors’ approval, Tianjin Long Yu Trading Material Co., Ltd and other minority shareholders sold their interests amounting to 70% to Yang Pu Capital Automotive Investment Limited. Yang Pu Capital Automotive Investment Limited is a Chinese registered limited liability company which is 100% indirectly owned by Mr. Zuo Sheng Yu.

On May 16, 2004, General Steel agreed to purchase Yang Pu’s 70% equity interest in Daqiuzhuang Metal for the amount of RMB 55.45 million or approximately $6,709,450. The entire purchase price is to be paid within one year of the new business license being issued which is June 25, 2004. Due to the common ownership by Mr. Zuo Sheng Yu in both General Steel Investment Co., Ltd and Yang Pu Capital Automotive Investment Limited, General Steel’s board of directors by board resolution dated May 16, 2004 has instructed Mr. Zuo Sheng Yu as the 99.9% shareholder of General Steel on behalf of General Steel to remit the total purchase price to Yang Pu from his personal funds. Mr. Zuo Sheng Yu will receive no compensation for completing this transaction nor will General Steel reimburse Mr. Zuo Sheng Yu for the $6,709,450. As of December 31, 2004, Mr. Zuo Sheng Yu has paid the entire purchase price to Yang Pu. Because the entities have essentially the same owner, Mr. Zuo Sheng Yu and the entities are under common control, the transfer of ownership is accounted for at historical costs under guidance of SFAS No. 141. Daqiuzhuang Metal received a new business license for 20-year operating term certifying the new ownership structure as a Chinese Foreign Joint Venture on June 25, 2004. At the end of the operating term, upon approval of the Board of Directors, Daqiuzhuang Metal can apply for operating term extension.

Note 2 - Intangible Assets, page 58

34.	Please disclose why you are amortizing your land use rights over a 10 year period.

The Company has revised its disclosure to state the reason of amortizing land use rights over a 10 year period as follows:

Note 2 - Summary of significant accounting policies, continued

Intangible assets

All land in the People’s Republic of China is owned by the government and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. Daqiuzhuang Metal acquired land use rights during the years ended 2000 and 2003 for a total amount of $2,870,902. The land use right is for 50 years. However Daqiuzhuang Metal’s initial business license had ten-year business term. The management elected to amortize the land use rights over ten-year business term. Daqiuzhuang Metal became Sino Joint Venture in 2004 as discussed in note 1 and obtained a new business license for twenty years; however, the Company decided to continue amortizing the land use rights over the original ten-year business term.

As of December 31, 2005, 2004 and 2003, accumulated amortization amounted to $902,550, $593,623 and $306,533. The cost of these rights are being amortized over ten years using the straight-line method.

Note 8 - Other payable - related party, page 63

35.	We have reviewed your response to our prior comment 48. Please disclose that the related party payable does not have a due date.

The Company has revised its disclosure to state there is no due date on the related party payable as follows:

Note 8 - Other payable - related party

The Company has a short term loan from Golden Glister Holdings Limited. Golden Glister Holdings Limited is incorporated in the territory of the British Virgin Islands which our president Yu Zuo Sheng is the majority shareholder. The amount was loaned to General Steel Investment Co., Ltd for business operations. The Company had $980,000 and $990,000 outstanding on this loan as of December 31, 2005 and 2004, respectively. This amount is short-term and non interest bearing and has no due date.

Note 17 - Private offering of redeemable stock, page 67

36.
We have reviewed your response to prior comment 51. Please provide us with your Black Scholes calculations and with a comprehensive description of how you arrived at your estimates for the risk free interest rate and volatility. For all currently outstanding warrants, please tell us if there are any circumstances that could require you to settle them in cash or any circumstances that could result in you paying liquating damages.

When using Black Scholes to cacluate the value of the Company’s warrants, the Company’s input data is:

	Warrant (a)	Warrant (b)
Share price	1.6	1.6
Strike price	2.5	5
Maturity (yrs)	1	2
Dividend yield	0	0
Interest rate (c)	3.86	3.97
Volatility (d)	0.11	0.11
Warrant value	0	0

(a) Warrants to purchase at $2.5 per share and expire on the first anniversary date or September 16, 2006

(b) Warrants to purchase at $5.0 per share and expire on second anniversary date or September 16, 2007

(c) We have used market yield on U.S .treasury securities at 1-year constant maturity and at 2-year constant maturity on September 16, 2005 to evaluate our interest rate for warrants described in (a) and (b), respectively

(d) Volatility is based on standard deviation of 20-day closing price of the Company’s stock

For all currently outstanding warrants, there won’t be circumstances that would require the company to settle them in cash or result in paying liquating damages.

37.
We note your response to prior comment 52. It remains unclear to us why you decreased equity by $475,741 instead of accreting this amount to interest expense over the term to redemption. We continue to believe that the fair of the redeemable stock upon issuance, was the amount of cash you received. Please revise.

The Company has reviewed SFAS 150 and your comments the Company believes that its recording of this transaction is appropriate. However after further review and consideration of your comments the Company has decided to revise its financial statements and footnotes according to your comment as the Company now believes that it is more appropriate to record this transaction in this fashion.

Note 18- Retirement plan, page 66

38.	Revise your disclosure to explain why you had zero pension expense in 2004 and 2003.

The Company has revised its disclosure to explain the reason of no pension expense in 2004 and 2003 as follows:

Note 18 - Retirement plan

Regulations in the People’s Republic of China require a foreign joint venture enterprise to contribute to a defined contribution retirement plan for all its employees. All Joint Venture employees are entitled to a retirement pension amount calculated based upon their salary at their date of retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to the retired staff.

The Company became a foreign joint venture entity in the year of 2004. For the year ended December 31, 2005, it was the first year the Company was required to make contributions to the state retirement plan at 20% of the employees’ monthly salary. Employees are required to contribute 7% of their salary to the plan. Total pension expense incurred by the Company amounted to $236,730, $0 and $0 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 19 - Statutory reserves, page 66

39.	Revise your disclosure to specifically state why you were not required to transfer any amounts to each reserve in 2003.

The Company has revised its disclosure to specifically state the reason why the Company is not required to transfer any amounts to each reserve in 2003 as follows

Note 19- Statutory reserves

The laws and regulations of the People’s Republic of China require that before a Sino-foreign cooperative joint venture enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, after the statutory reserve. The statutory reserves include surplus reserve fund, common welfare fund, and the enterprise fund. Daqiuzhuang Metal, the Company’s operating subsidiary in China, did not become a Sino joint venture until 2004; therefore, no reserve was made in 2003.

Note 20 - Joint venture agreement with Baotou Steel, page 67

40.
We note your response to prior comment 55 and your reference to an independent appraiser. Please either identify the expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C. In addition, it appears to us that the assets to be acquired from Baotou Steel constitute a business and that their acquisition is probable and significant. Please tell us how you determined that historical and pro forma financial statements are not required by Rule 3-05 and Article 11 of Regulation S-X.

The Company has revised its disclosure to delete the reference to expert. Further, the joint venture will be formed by Baotou Iron and Steel (Group) Co., Ltd (Baotou) contributing assets and General Steel Investment Co., Ltd and Daqiuzhuang Metal Sheet Co., Ltd contributing cash. There won’t be acquisition of assets by the Company and the Company determined Rule 3-05 and Article 11 of Regulation S-X does not apply. Moreover, the joint venture has not started as of today due to pending business license approval from local government.

Prior comment 56

41.
We note your response to prior comment 56. However, the question did not solely relate to the first quarter ended March 31, 2006. In accordance with Item 302 of Regulation S-K, you are required to present quarterly information for each full quarter within the two most recent fiscal years and any subsequent interim period. Please revise as appropriate.

The Company has revised its disclosure to present quarterly information for each full quarter within the two most recent fiscal years and subsequent interim period.

Supplemental Financial Data
(USD in thousands except per share amount)

	2006		2005				2004
SUMMARY OF OPERATIONS	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total sales	$20,643	$29,398	$20,699	$25,290	$26,032	$17,719	$14,263	$20,227	$23,791	$29,551
Cost of sales	19,274	27,808	18,829	21,448	23,380	17,509	13,170	19,206	20,608	28,629
SG&A	742	808	653	587	523	1,018	415	356	444	1,102
Interest expense	546	677	442	445	462	556	301	252	420	599
Net income	374	148	306	1,266	1,157	491	154	184	539	38
Net income per common share	$0.008	$0.004	$0.01	$0.04	$0.04	$0.01	$0.005	$0.006	$0.02	$0.001
FINANCIAL DATA
Total assets	$66,345	$69,295	$66,345	$60,211	$60,722	$58,993	$54,183	$59,321	$50,024	$52,969
Depreciation and amortization	347	349	380	296	330	338	257	300	383	315
Current ratio	0.91	0.90	0.95	0.99	1.03	0.94	0.87	0.90	0.90	0.92
Basic weighted average shares outstanding (in thousands)	31,250	31,250	31,250	31,250	31,250	31,250	30,000	30,000	30,000	31,060

Prior comment 58

42.	We note your response to prior comment 58. However, it remains unclear to us why you recorded other income rather than a credit to tax expense. Please clarify or revise as appropriate.

The partial tax waived by local government relates to 2004 income tax which the Company accrued. The local government does not allow the Company to net income tax expense and the Company still needs to pay any income tax due as in the regular course of business. Therefore, the Company recorded the tax waived as other income instead of netting it with it’s tax expense. Further, the Company is subject to an income tax exemption for 2006 and there will not be any income tax expense for 2006.

March 31, 2006 - Form 10-Q

43.	We note your response to prior comment 59. Please note that the March 31, 2006 Form 10-Q should be amended prior to requesting effectiveness for the registration statement.

The Company takes note of this comment and will file an amendment to the March 31, 2006 Form 10-Q before requesting effectiveness for the registration statement.

Part II. Recent Sales of Unregistered Securities, page 71

44.
We reissue prior comment 60. The description in paragraph 2 is incomplete. You state that you offered the shares “to the following persons” without describing those persons. Either name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

We have revised the description in paragraph 2 to comply with this comment.

Exhibits, page 72

45.	We note your response to prior comment 61. Please refile exhibit 10.6, since it does not appear on EDGAR. Also please file the loan agreement with Golden Glister Holdings Limited.

Exhibit 10.6 has been filed with Amendment No.1. Exhibit 10.6 is a very lengthy document of over 300 pages and depending on connection speed it may take up to ten minutes for the document to load. Should this technical problem persist, we will be happy to refile Exhibit 10.6 on EDGAR. Also, as indicated in our response to question 29, the amount we received from Golden Glister is an advance from Golden Glister and the Company has not entered into any loan agreement with respect to this amount. As a result, we are not in a position to file any agreement in connection with the advance from Golden Glister.

If you would like further clarification of any of the foregoing responses or have any additional comments, please contact the undersigned Howard Jiang (phone: 212-891-3982; email: Howard.Jiang@Bakernet.com ; fax: 212-310-1682) or Lan Lou (Phone: 212 626 4917, email: lan.lou@bakernet.com; fax: 212 310- 1706)

Very truly yours,

Howard Jiang	Lan Lou

cc: John Chen (Chief Financial Officer, General Steel Holdings, Inc.)